S&P 500® Covered Call Fund Inc.

FILE # 811-21672

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended June 30, 2009, the shareholders of S&P 500® Covered Call Fund Inc. voted on the following proposals. On December 19, 2008, a special meeting of shareholders was adjourned with respect to the proposals until January 23, 2009, at which time they were approved. A description of the proposals and number of shares voted are as follows:

Shares Voted

Shares Voted

Abstentions/

For

Against

Broker non-votes

To approve a new investment advisory and

management agreement for the Fund.

7,849,947

306,694

905,979

To approve a new investment subadvisory

agreement for the Fund.

7,788,515

342,337

931,768